

JOHNSON EQUITY INCOME FUND

THIRD QUARTER 2020



Company Name

Date



PRESENTERS AND FIRM OVERVIEW

Charles Rinehart, CFA, CAIA
MANAGING DIRECTOR, PORTFOLIO MANAGER

Brandon Zureick, CFA
DIRECTOR, PORTFOLIO MANAGER

Johnson Asset Management is a national investment management firm based in Cincinnati, Ohio. We are an independent, 100% employee-owned firm with over $3.8 billion in institutional assets under management and over $12.9 billion* in total firm wide assets under management.

Quality is the foundation of the Johnson approach, and we seek to invest with companies making smart capital allocation decisions. The Johnson Equity Income Fund consists of large cap stocks with attractive valuations, shareholder yields, and quality characteristics. The portfolio management team implements a fundamental bottom-up process to build a portfolio designed for consistent outperformance over the benchmark with less volatility.

Assets as of 12/31/2019

1



CONTENTS

FIRM OVERVIEW   PAGE 4

INVESTMENT TEAM   PAGE 6

INVESTMENT OBJECTIVE & PHILOSOPHY   PAGE 7

INVESTMENT PROCESS   PAGE 11

RISK MANAGEMENT & SELL DISCIPLINE   PAGE 13

PORTFOLIO CHARACTERISTICS   PAGE 14

PERFORMANCE   PAGE 15



REFINITIV LIPPER
FUND AWARDS
2020 WINNER
UNITED STATES

JOHNSON
ASSET MANAGEMENT

2020 WINNER - REFINITIV LIPPER FUND AWARD

The Johnson Equity Income Fund is a 2020 winner of the Refinitiv Lipper Fund Award for “Best Fund over 3 Years” for Equity Income Funds.

Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.



REFINITIV LIPPER FUND AWARDS
2020 WINNER UNITED STATES
Johnson Equity Income Fund
Johnson Investment Counsel, Inc.
Best Fund over 3 Years
Equity Income Funds
Robert Jenkins
HEAD OF RESEARCH
Pradeep Menon
MANAGING DIRECTOR, GLOBAL HEAD OF INVESTING AND ADVISORY
REFINITIV
DATA IS JUST THE BEGINNING™

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Lipper leader for Consistent Return rating, which is a risk-adjusted performance measure calculated over 36, 60 and 120 months. The fund with the highest Lipper Leader for Consistent Return (Effective Return) value in each eligible classification wins the Refinitiv Lipper Fund Award. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client’s experience. The award is not indicative of future performance and there is no guarantee of future investment success.



A STABLE FIRM BUILT FOR OUR CLIENT'S NEEDS

» Founded in 1965

» Based in Cincinnati, Ohio with a satellite office in Chicago, IL

» Division of Johnson Investment Counsel

» Independent and 100% employee-owned

» Over $3.8 billion in institutional assets under management—over $12.9 billion in total firm assets under management*

"Tim Johnson founded the firm on the idea of merging proven portfolio management with his genuine interest in helping people and institutions."

- Jason Jackman, CFA, President & Chief Investment Officer

*Assets as of 12/31/2019



INSTITUTIONAL ASSETS & CAPABILITIES

Institutional Accounts by Client Type:



Equity Investment Strategies

- Equity Income
- SMID Cap Core Equity
- Enhanced Index

Fixed Income Investment Strategies

- Short Duration Fixed Income
- Intermediate Fixed Income
- Core Fixed Income
- Long Duration Fixed Income
- Custom Liability-Driven Investment

Available Investment Vehicles

- Separate Accounts
- Mutual Funds



JOHNSON ASSET MANAGEMENT

EQUITY INCOME INVESTMENT TEAM

Charles Rinehart, CFA, CAIA
Portfolio Strategy Team
Portfolio Manager, Principal
10 years

Bret Parrish, CFA
Portfolio Strategy Team
CIO Equities, Principal
27 years

Research Analysts

Chris Godby, CFA
Research Analyst:
Technology, Communication Services
12 years

Bryan Andress, CFA
Research Analyst:
Industrials, Energy, Materials, Utilities
6 years

William Jung, CFA
Portfolio Strategy Team
Research Analyst:
Financials
19 years

Joe Edelstein, CFA
Research Analyst:
Consumer Discretionary, Consumer Staples
14 years

Research Associates

Brad Morrissey
Research Associate
REITs
2 years

Joe Abbott
Research Associate
Health Care
1 year

Eric Bachus
Portfolio Strategy Team
Portfolio Manager Assistant
1 year

Team as of 9/30/2020. Years of experience as of 12/31/2019



INVESTMENT OBJECTIVE

Objective

The Johnson Equity Income strategy seeks to consistently outperform the S&P 500 Index over a full market cycle. We seek to protect and enhance the spending power of capital over time through a focused discipline on quality and yield.

We build structural advantage into portfolios by:

» Eliminating low quality securities from our investment universe
» Focusing on providing lasting and growing investment income
» Reducing volatility to maximize the power of compounding returns

Portfolio

» U.S. large cap equity universe

» Bottoms-up security selection

» Market cap over $1 billion

» Diversified portfolio of 40-60 securities

» Historically lower volatility than the S&P 500

» Expected annual turnover between 20 - 40%

» Emphasis on quality companies with reliable income

WHAT IS "QUALITY" AND WHY IS IT IMPORTANT?

When times are tough, investments in the best companies can provide a safe port in the storm. It is for this reason we invest solely in high quality companies.

Most investors claim they invest in high quality companies, but fewer can succinctly describe what that means. For us, high quality investments are those in companies with high returns on investment, stable earnings, and low leverage. Over time, investing in companies with these characteristics has reduced risk and increased returns.



High Quality Stocks vs. Low Quality Stocks (1999 to 2018)



Excess Returns of High vs. Low Quality During Periods of Market Stress

Note: "High Quality" is defined as top quintile and "Low Quality" is defined as bottom quintile of Russell 1000 Universe based on the average of the following 7 quality factors: 3 year average CFROIC, CFROIC – WACC, 3 year standard deviation of sales growth, 3 year standard deviation of gross margins, 3 year standard deviation of EBIT margins, net debt/CFFO, and pretax interest coverage.

❯ SOURCE: FACTSET

OUR QUALITY FOCUS HELPS REDUCE VOLATILITY

While the stock market is a proven wealth compounder over time, periods of significant volatility are normal and expected. Simply reducing portfolio volatility is an effective return enhancer over time even if it means not getting 100% of the market's upside.



The Market Has Risen Steadily Over Time Despite Frequent Setbacks (1980 – 2019)*



Reduced Volatility Leads to Superior Compounding

*Data is based on price returns and does not include dividends

❯ SOURCE: FACTSET, BLOOMBERG

9

DIVIDENDS MATTER – ESPECIALLY FOR THE LONG RUN

Dividends may seem like a small component of total return but the longer your time horizon, the more important they become. That is why we are devoted to providing above average dividend yields and dividend growth to our investors.

Unlike other accounting-based measures of corporate profitability, dividend yield and dividend growth are easily measured and difficult to manipulate. A healthy and growing dividend is often a sign of a healthy and growing business.



Growth of $10,000 Invested in S&P 500 for 30 Years (1989 to 2019)



Median Percentage of Cumulative Return from Dividends and Dividend Reinvestment (1950 – 2019)*

❯ SOURCE: BLOOMBERG

*Data as of 1/31/1950 – 12/31/2019; based on S&P 500 returns



INVESTMENT PROCESS: IDEA GENERATION



Equity Income Universe
» Market cap over $1 billion
» Increasing shareholder yield through dividend increases, buybacks and/or debt reduction
» Social responsibility criteria

Quality Review
» Strong management team
» Sustainable competitive advantage
» Strong balance sheet
» High quality earnings stream

Valuation Discipline
» Securities will not be purchased unless there is a compelling valuation opportunity
» Primary tool is discounted cash flow

Portfolio Risk
» Every name is evaluated in the context of portfolio volatility and bear market sensitivity

Equity Income Portfolio
» Diversified portfolio of 40-60 securities



INVESTMENT PROCESS: FUNDAMENTAL ANALYSIS

Dedicated sector analysts leverage their depth of company and industry knowledge to further analyze and assess companies based on quality and valuation.

QUALITY	VALUATION
• Reliability and experience of management team	• Detailed financial modeling
• Superior industry fundamentals	• Discounted cash flow analysis
• Sustainable competitive advantage	• Relative valuation versus sector, industry and peers
• Balance sheet strength	• Industry specific measures
• High quality of earnings	

PORTFOLIO CANDIDATE

ANALYST RECOMMENDATION → **TEAM DISCUSSION** → **INVESTMENT DECISION**



RISK MANAGEMENT & SELL DISCIPLINE

RISK MANAGEMENT

SECURITY LEVEL

- Quality companies with solid fundamentals
- Strong cash flows to support balance sheet
- Experienced management teams
- Avoid aggressive accounting methods
- Avoid major legal/regulatory issues

PORTFOLIO LEVEL

- Diversification by company, sector and industry
- Diversified portfolio of 40-60 securities
- Lower volatility than the index
- Deliver dividend yield greater than the S&P 500 Index
- Maintain a lower valuation than the market

SELL DISCIPLINE

- Price of a security has surpassed our fair value estimate
- We find a more compelling opportunity
- Security falls out of the investment universe
- Original fundamental thesis is no longer valid or has materially changed



PORTFOLIO CHARACTERISTICS

COMMENTARY

- Quality bias is evident in both the higher return profile of portfolio companies (CFROI) and relative overweighting in more highly rated securities (both earnings and balance sheet quality)
- Higher quality historically leads to lower volatility (Beta)

PORTFOLIO CHARACTERISTICS

	PORTFOLIO	S&P 500
BETA	0.92	1.00
YIELD	1.94%	1.82%
FORWARD EV/EBITDA	20.15	20.33
MEDIAN 3 YEAR CFROI	17.83%	13.02%
MARKET CAPITALIZATION (BILLIONS)	$221.52	$431.09
% OF PORTFOLIO HOLDINGS WITH S&P EARNINGS QUALITY OF A- OR HIGHER*	54.1%	34.0%
% OF PORTFOLIO HOLDINGS WITH S&P CREDIT RATING OF A- OR HIGHER*	64.4%	32.6%

RELATIVE SECTOR ALLOCATION

Utilities
Real Estate
Materials
Information Technology
Industrials
Health Care
Financials
Energy
Consumer Staples
Consumer Discretionary
Communication Services
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
S&P 500
Johnson Equity Income Fund

Note: Portfolio weights as of 9/30/2020; characteristics exclude cash balance and based on data as of 10/7/2020

**Excludes unranked stocks*

SOURCE: FACTSET, BLOOMBERG, HOLT



PERFORMANCE



REFINITIV LIPPER
FUND AWARDS
2020 WINNER
UNITED STATES

JOHNSON EQUITY INCOME FUND
(periods ending 09/30/2020)



■ JEQIX ■ S&P 500 ■ LIPPER EQUITY INCOME INDEX

ANNUAL RETURNS

	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
JOHNSON EQUITY INCOME FUND	-0.28%	34.07%	-2.68%	25.03%	12.16%	-6.56%	7.73%	31.09%	15.48%	2.59%
S&P 500	5.57%	31.49%	-4.38%	21.83%	11.96%	1.38%	13.69%	32.39%	16.00%	2.11%
LIPPER EQUITY INCOME INDEX	-7.24%	26.38%	-6.61%	16.43%	14.34%	-2.96%	10.69%	28.70%	13.70%	2.66%

Note: Past performance is not indicative of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original costs. This presentation is supplemental information to the Johnson Investment Counsel performance disclosures. Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this Fund (as of the Fund's most recent prospectus dated May 1, 2020.) The table does not reflect the deduction of taxes that a shareholder would have to pay on Fund distributions or on redemptions of Fund shares. The inception date for the fund is January 1, 2006. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. The Lipper Equity Income Funds Index is an unmanaged index that tracks funds seeking relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.
➤SOURCE: JOHNSON ASSET MANAGEMENT, ZEPHYR

PERFORMANCE VS. PEER UNIVERSE

Johnson Equity Income Fund vs Lipper Equity Income Funds Universe



- ■ JOHNSON EQUITY INCOME FUND
- ● LIPPER EQUITY INCOME IX
- ◆ S&P 500
- □ 5TH TO 25TH PERCENTILE
- □ 25TH PERCENTILE TO MEDIAN
- □ MEDIAN TO 75TH PERCENTILE
- ■ 75TH TO 95TH PERCENTILE

Note: *Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this strategy. Returns as of 9/30/2020. Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. Past performance is not indicative of future returns.*

❯ SOURCE: ZEPHYR



QUESTIONS?

PLEASE CONTACT:

Brandon Zureick, CFA

DIRECTOR, PORTFOLIO MANAGER

D: 513.661.3100

BZUREICK@JOHNSONASSET.COM

JOHNSONASSET.COM

513.389.2770



- CINCINNATI
- CHICAGO



One of our most important responsibilities to client and prospective clients is to communicate in an open and direct manner. Some of our comments in this presentation are based on current management expectations and are considered "forward-looking statements". Actual future results, however may prove to be different from our expectations. We cannot promise future results. Any performance expectations presented here should not be taken as any guarantee or other assurance as to future results. Our opinions are a reflection of our best judgment at the time this presentation was created, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events or otherwise. The material contained herein is based upon proprietary information and is provided purely for reference and as such is confidential and intended solely for those to whom it was provided by JIC.



IMPORTANT DISCLOSURES

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Fund before investing. The prospectus, which contains more complete information about these and other matters, should be read carefully before investing. To obtain a prospectus, please call (513) 661-3100.



JOHNSON EQUITY INCOME FUND

THIRD QUARTER 2020



REFINITIV LIPPER FUND AWARDS

2020 WINNER
UNITED STATES



CONTENTS

INVESTMENT TEAM	PAGE 3
INVESTMENT OBJECTIVE & PHILOSOPHY	PAGE 4
INVESTMENT PROCESS	PAGE 8
RISK MANAGEMENT & SELL DISCIPLINE	PAGE 10
PORTFOLIO CHARACTERISTICS	PAGE 11
PERFORMANCE	PAGE 12



REFINITIV LIPPER FUND AWARDS

2020 WINNER
UNITED STATES

JOHNSON
ASSET MANAGEMENT

2020 WINNER - REFINITIV LIPPER FUND AWARD

The Johnson Equity Income Fund is a 2020 winner of the Refinitiv Lipper Fund Award for "Best Fund over 3 Years" for Equity Income Funds.

Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.


REFINITIV LIPPER FUND AWARDS
2020 WINNER
UNITED STATES

Johnson Equity Income Fund

Johnson Investment Counsel, Inc.

Best Fund over 3 Years
Equity Income Funds

Robert Jenkins
HEAD OF RESEARCH

Pradeep Menon
MANAGING DIRECTOR, GLOBAL HEAD OF INVESTING AND ADVISORY

REFINITIV®
DATA IS JUST THE BEGINNING™

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Lipper leader for Consistent Return rating, which is a risk-adjusted performance measure calculated over 36, 60 and 120 months. The fund with the highest Lipper Leader for Consistent Return (Effective Return) value in each eligible classification wins the Refinitiv Lipper Fund Award. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. The award is not indicative of future performance and there is no guarantee of future investment success.



EQUITY INCOME INVESTMENT TEAM

Charles Rinehart, CFA, CAIA Portfolio Strategy Team Portfolio Manager, Principal *10 years*	**Bret Parrish, CFA** Portfolio Strategy Team CIO Equities, Principal *27 years*

Research Analysts		Research Associates
Chris Godby, CFA Research Analyst: Technology, Communication Services *12 years*	**Bryan Andress, CFA** Research Analyst: Industrials, Energy, Materials, Utilities *6 years*	**Brad Morrissey** Research Associate REITs *2 years*
William Jung, CFA Portfolio Strategy Team Research Analyst: Financials *19 years*	**Joe Edelstein, CFA** Research Analyst: Consumer Discretionary, Consumer Staples *14 years*	**Joe Abbott** Research Associate Health Care *1 year*
		Eric Bachus Portfolio Strategy Team Portfolio Manager Assistant *1 year*

Team as of 9/30/2020. Years of experience as of 12/31/2019



INVESTMENT OBJECTIVE

Objective

The Johnson Equity Income strategy seeks to consistently outperform the S&P 500 Index over a full market cycle. We seek to protect and enhance the spending power of capital over time through a focused discipline on quality and yield.

We build structural advantage into portfolios by:

» Eliminating low quality securities from our investment universe
» Focusing on providing lasting and growing investment income
» Reducing volatility to maximize the power of compounding returns

Portfolio

» U.S. large cap equity universe

» Bottoms-up security selection

» Market cap over $1 billion

» Diversified portfolio of 40-60 securities

» Historically lower volatility than the S&P 500

» Expected annual turnover between 20 - 40%

» Emphasis on quality companies with reliable income

WHAT IS "QUALITY" AND WHY IS IT IMPORTANT?

When times are tough, investments in the best companies can provide a safe port in the storm. It is for this reason we invest solely in high quality companies.

Most investors claim they invest in high quality companies, but fewer can succinctly describe what that means. For us, high quality investments are those in companies with high returns on investment, stable earnings, and low leverage. Over time, investing in companies with these characteristics has reduced risk and increased returns.



High Quality Stocks vs. Low Quality Stocks (1999 to 2018)



Excess Returns of High vs. Low Quality During Periods of Market Stress

Note: "High Quality" is defined as top quintile and "Low Quality" is defined as bottom quintile of Russell 1000 Universe based on the average of the following 7 quality factors: 3 year average CFROIC, CFROIC – WACC, 3 year standard deviation of sales growth, 3 year standard deviation of gross margins, 3 year standard deviation of EBIT margins, net debt/CFFO, and pretax interest coverage.

❯ SOURCE: FACTSET

OUR QUALITY FOCUS HELPS REDUCE VOLATILITY

While the stock market is a proven wealth compounder over time, periods of significant volatility are normal and expected. Simply reducing portfolio volatility is an effective return enhancer over time even if it means not getting 100% of the market's upside.



The Market Has Risen Steadily Over Time Despite Frequent Setbacks (1980 – 2019)*



Reduced Volatility Leads to Superior Compounding

Data is based on price returns and does not include dividends

❯ SOURCE: FACTSET, BLOOMBERG

6

DIVIDENDS MATTER – ESPECIALLY FOR THE LONG RUN

Dividends may seem like a small component of total return but the longer your time horizon, the more important they become. That is why we are devoted to providing above average dividend yields and dividend growth to our investors.

Unlike other accounting-based measures of corporate profitability, dividend yield and dividend growth are easily measured and difficult to manipulate. A healthy and growing dividend is often a sign of a healthy and growing business.



Growth of $10,000 Invested in S&P 500 for 30 Years (1989 to 2019)



Median Percentage of Cumulative Return from Dividends and Dividend Reinvestment (1950 – 2019)*

❯ SOURCE: BLOOMBERG

*Data as of 1/31/1950 – 12/31/2019; based on S&P 500 returns



INVESTMENT PROCESS: IDEA GENERATION



Equity Income Universe

» Market cap over $1 billion

» Increasing shareholder yield through dividend increases, buybacks and/or debt reduction

» Social responsibility criteria

Quality Review

» Strong management team

» Sustainable competitive advantage

» Strong balance sheet

» High quality earnings stream

Valuation Discipline

» Securities will not be purchased unless there is a compelling valuation opportunity

» Primary tool is discounted cash flow

Portfolio Risk

» Every name is evaluated in the context of portfolio volatility and bear market sensitivity

Equity Income Portfolio

» Diversified portfolio of 40-60 securities



INVESTMENT PROCESS: FUNDAMENTAL ANALYSIS

Dedicated sector analysts leverage their depth of company and industry knowledge to further analyze and assess companies based on quality and valuation.

QUALITY	VALUATION
• Reliability and experience of management team	• Detailed financial modeling
• Superior industry fundamentals	• Discounted cash flow analysis
• Sustainable competitive advantage	• Relative valuation versus sector, industry and peers
• Balance sheet strength	• Industry specific measures
• High quality of earnings	

PORTFOLIO CANDIDATE

ANALYST RECOMMENDATION → TEAM DISCUSSION → INVESTMENT DECISION



RISK MANAGEMENT & SELL DISCIPLINE

RISK MANAGEMENT

SECURITY LEVEL

- Quality companies with solid fundamentals
- Strong cash flows to support balance sheet
- Experienced management teams
- Avoid aggressive accounting methods
- Avoid major legal/regulatory issues

PORTFOLIO LEVEL

- Diversification by company, sector and industry
- Diversified portfolio of 40-60 securities
- Lower volatility than the index
- Deliver dividend yield greater than the S&P 500 Index
- Maintain a lower valuation than the market

SELL DISCIPLINE

- Price of a security has surpassed our fair value estimate
- We find a more compelling opportunity
- Security falls out of the investment universe
- Original fundamental thesis is no longer valid or has materially changed



JOHNSON ASSET MANAGEMENT

PORTFOLIO CHARACTERISTICS

COMMENTARY

- Quality bias is evident in both the higher return profile of portfolio companies (CFROI) and relative overweighting in more highly rated securities (both earnings and balance sheet quality)
- Higher quality historically leads to lower volatility (Beta)

PORTFOLIO CHARACTERISTICS

	PORTFOLIO	S&P 500
BETA	0.92	1.00
YIELD	1.94%	1.82%
FORWARD EV/EBITDA	20.15	20.33
MEDIAN 3 YEAR CFROI	17.83%	13.02%
MARKET CAPITALIZATION (BILLIONS)	$221.52	$431.09
% OF PORTFOLIO HOLDINGS WITH S&P EARNINGS QUALITY OF A- OR HIGHER*	54.1%	34.0%
% OF PORTFOLIO HOLDINGS WITH S&P CREDIT RATING OF A- OR HIGHER*	64.4%	32.6%

Note: Portfolio weights as of 9/30/2020; characteristics exclude cash balance and based on data as of 10/7/2020

**Excludes unranked stocks*

SOURCE: FACTSET, BLOOMBERG, HOLT

RELATIVE SECTOR ALLOCATION



Utilities
Real Estate
Materials
Information Technology
Industrials
Health Care
Financials
Energy
Consumer Staples
Consumer Discretionary
Communication Services
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
S&P 500
Johnson Equity Income Fund

PERFORMANCE



REFINITIV LIPPER
FUND AWARDS
2020 WINNER
UNITED STATES



JOHNSON EQUITY INCOME FUND
(periods ending 09/30/2020)

1 Year
- JEQIX: 6.39%
- S&P 500: 15.15%
- LIPPER EQUITY INCOME INDEX: -1.21%

3 Year
- JEQIX: 11.87%
- S&P 500: 12.28%
- LIPPER EQUITY INCOME INDEX: 4.92%

5 Year
- JEQIX: 13.32%
- S&P 500: 14.15%
- LIPPER EQUITY INCOME INDEX: 8.94%

Since Inception
- JEQIX: 9.01%
- S&P 500: 9.20%
- LIPPER EQUITY INCOME INDEX: 6.74%

■ JEQIX   ■ S&P 500   ■ LIPPER EQUITY INCOME INDEX

ANNUAL RETURNS

	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
JOHNSON EQUITY INCOME FUND	-0.28%	34.07%	-2.68%	25.03%	12.16%	-6.56%	7.73%	31.09%	15.48%	2.59%
S&P 500	5.57%	31.49%	-4.38%	21.83%	11.96%	1.38%	13.69%	32.39%	16.00%	2.11%
LIPPER EQUITY INCOME INDEX	-7.24%	26.38%	-6.61%	16.43%	14.34%	-2.96%	10.69%	28.70%	13.70%	2.66%

Note: Past performance is not indicative of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original costs. This presentation is supplemental information to the Johnson Investment Counsel performance disclosures. Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this Fund (as of the Fund's most recent prospectus dated May 1, 2020.) The table does not reflect the deduction of taxes that a shareholder would have to pay on Fund distributions or on redemptions of Fund shares. The inception date for the fund is January 1, 2006. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. The Lipper Equity Income Funds Index is an unmanaged index that tracks funds seeking relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

≫SOURCE: JOHNSON ASSET MANAGEMENT, ZEPHYR

PERFORMANCE VS. PEER UNIVERSE

Johnson Equity Income Fund vs Lipper Equity Income Funds Universe



- ■ JOHNSON EQUITY INCOME FUND
- ● LIPPER EQUITY INCOME IX
- ◆ S&P 500
- ☐ 5TH TO 25TH PERCENTILE
- ☐ 25TH PERCENTILE TO MEDIAN
- ☐ MEDIAN TO 75TH PERCENTILE
- ☐ 75TH TO 95TH PERCENTILE

Note: *Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this strategy. Returns as of 9/30/2020. Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. Past performance is not indicative of future returns.*

❯ SOURCE: ZEPHYR



THANK YOU

JOHNSONASSET.COM

513.389.2770

» CINCINNATI

» CHICAGO






JOHNSON
ASSET MANAGEMENT

IMPORTANT DISCLOSURES

Disclosure: One of our most responsibilities to client and prospective clients is to communicate in an open and direct manner. Some of our comments in this presentation are based on current management expectations and are considered "forward-looking statements". Actual future results, however, may prove to be different from our expectations. We cannot promise future results. Any performance expectations presented here should not be taken as any guarantee or other assurance as to future results. Our opinions are a reflection of our best judgement at the time this presentation was created, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events or otherwise. The material contained herein is based upon proprietary information and is provided purely for reference and as such is confidential and intended solely for those to whom it was provided by JIC.

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Fund before investing. The prospectus, which contains more complete information about these and other matters, should be read carefully before investing. To obtain a prospectus, please call (513) 661-3100.



JEIP REVIEW

September 2020

JOHNSON
INVESTMENT COUNSEL

PERFORMANCE

Returns ending July 31, 2020

Portfolio	YTD 7.31.20	1 Year	3 Years	5 Years	10 Years	Since Inception 1/1/2006
S&P 500	2.38	11.96	12.01	11.49	13.83	8.94
JEQIX	-3.09	4.50	11.56	10.99	12.27	8.78
Lipper Equity Income Index	-8.73	-1.38	5.18	6.70	10.17	6.51

Note: Past performance is not indicative of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original costs. This presentation is supplemental information to the Johnson Investment Counsel performance disclosures. Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this Fund (as of the Fund's most recent prospectus dated May 1, 2020.) The table does not reflect the deduction of taxes that a shareholder would have to pay on Fund distributions or on redemptions of Fund shares. The inception date for the fund is January 1, 2006. The S&P 500 is the Fund's primary benchmark, and the Lipper Equity Income Index is a supplemental index. The Lipper Equity Income Funds Index is an unmanaged index that tracks funds seeking relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

SOURCE: JOHNSON ASSET MANAGEMENT, ZEPHYR

TOP 5 S&P 500 CONSTITUENTS: JEQIX IMPACT

Ticker	Yield	12/31/2019 S&P 500 Weight	7/31/2020 S&P 500 Weight	YTD Return	Contribution to 2020 S&P 500 Total Return
AAPL	0.7%	4.6%	6.4%	70.6%	3.29%
MSFT	0.9%	4.5%	5.8%	36.2%	1.85%
GOOG/GOOGL	0.0%	3.0%	3.3%	17.6%	0.57%
AMZN	0.0%	2.9%	4.9%	77.8%	2.53%
FB	0.0%	1.8%	2.3%	30.1%	0.62%
Total/Average:	0.3%	16.8%	22.6%	46.4%	8.86%

Ticker	Yield	12/31/2019 S&P 500 Weight	12/31/2019 JEQIX Weight	Rel Return (vs. S&P 500)	JEIP Relative Impact
AAPL	0.7%	4.6%	2.2%	64.1%	-2.08%
MSFT	0.9%	4.5%	2.3%	29.7%	-0.93%
GOOG/GOOGL	0.0%	3.0%	3.0%	11.2%	0.03%
AMZN	0.0%	2.9%	0.0%	71.3%	-2.53%
FB	0.0%	1.8%	0.0%	23.6%	-0.62%
Total/Average:	0.3%	16.8%	7.5%	40.0%	-6.13%

Attribution data as of 8/21/2020 and based on S&P 500 index. AMZN and FB securities have never been held in JEQIX fund.
Yield calculations are based on current yield.
Relative Impact is defined as relative total return of JEQIX minus S&P 500 over the time period.

❯ SOURCE: FACTSET, CHARLES RIVER

3



TWO MAJOR THEMES: MARKET CAP AND YIELD

Year-to-Date S&P 500 Constituent Returns by Dividend Yield

Year-to-Date S&P 500 Constituent Returns by Market Cap

Returns as of 8/21/2020.
Dividend and Market Cap of S&P 500 constituents as of 12/31/2019.
This data does not include companies that were delisted from the index (AGN, RTN, WCG) or added into the index in 2020.

❯ SOURCE: FACTSET

4

MARKET CONCENTRATION

S&P 500 Market Cap Weight
(As of 7/31/2020)



	MARKET CAP WEIGHT	YIELD	MEDIAN NTM PE	AVG YTD RETURN
Top 10 Constituents	28.9%	1.1%	29.37	22.3%
Bottom 399 Constituents	28.7%	2.0%	19.63	-7.5%

Data based on 7/31/2020 S&P 500 constituents, return as of 8/21/2020. Real Estate Sector was reclassified as its own sector in 2016 from Financials. Communication Sector (previously Telecommunications) was reclassified in 2018 to include technology, media, telecom and internet companies.

Historical S&P 500 Sector Weight



» SOURCE: FACTSET, BLOOMBERG

MARKET CONCENTRATION

» 57% of stocks in the S&P 500 have negative YTD returns

» 67% of stocks in the S&P 500 are underperforming the cap-weighted index

» The median stock in the S&P 500 is down -5.0% and the overall index is up 6.5%



Historical Relative Performance

■ S&P 500 - S&P 500 EQUAL WEIGHTED

Data as of 8/21/2020.
Index statistics based on 12/31/2019 S&P 500 constituents. This data does not include companies that were delisted from the index (AGN, RTN, WCG) or added into the index in 2020.
Difference is S&P 500 - S&P 500 Equal Weighted.
Periods of positive performance indicate that the S&P 500 index is outperforming S&P 500 equal weighted index.
Periods of negative performance indicate that the S&P 500 index is underperforming S&P 500 equal weighted index.

» SOURCE: FACTSET

YEAR-TO-DATE S&P 500 TOTAL RETURN BREAKDOWN

S&P 500	RETURN
Cap Weighted	2.4%
Equal Weighted	-6.5%

S&P 500 NON-DIVIDEND PAYERS (8 COMPANIES)*	RETURN
Cap Weighted	22.5%
Equal Weighted	5.9%

S&P 500 DIVIDEND PAYERS (420 COMPANIES)*	RETURN
Cap Weighted	-2.2%
Equal Weighted	-10.0%

CAP WEIGHTED DIVIDEND PAYERS**	RETURN
4% Max Position Size	-3.67%

JEQIX***	-3.09%

Data as of 7/31/2020.
Past performance is not indicative of future results.
*Index Membership and weighting rebalanced monthly.
**Dividend and Market Cap of S&P 500 constituents based on 12/31/2019. This data does not include companies that were delisted from the index (AGN, RTN, WCG) or added into the index in 2020.
***The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original costs. This presentation is supplemental information to the Johnson Investment Counsel performance disclosures. Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this Fund (as of the Fund's most recent prospectus dated May 1, 2020.) The table does not reflect the deduction of taxes that a shareholder would have to pay on Fund distributions or on redemptions of Fund shares. The inception date for the fund is January 1, 2006.

❯ SOURCE: FACTSET

JEIP PEER RETURN RANK – EQUITY INCOME



	YTD	1 YEAR	3 YEARS	5 YEARS	7 YEARS	10 YEARS
■ Johnson Equity Income Fund*	16.67	16.05	2.34	2.94	3.99	2.30
● Lipper Equity Income Index	44.95	39.37	39.84	41.30	42.16	38.70
◆ S&P 500	3.23	2.86	1.12	1.79	0.30	0.00

Return rank data as of 7/31/2020.
Performance rank vs Lipper Equity Income Funds Universe. The Lipper Equity Income Funds Universe is made up of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.
*Past performance is not indicative of future results. The investment return and principal value of an investment in the Fund will fluctuate.

❯ SOURCE: ZEPHYR

JEIP PEER RETURN RANK – LARGE CAP CORE



	YTD	1 YEAR	3 YEARS	5 YEARS	7 YEARS	10 YEARS
■ Johnson Equity Income Fund*	81.79	81.46	34.13	23.50	62.71	52.55
● Lipper Equity Income Index	96.21	96.57	96.25	93.40	94.49	92.21
◆ S&P 500	36.72	28.35	26.79	13.20	13.98	13.38

Return rank data as of 7/31/2020.
Performance rank vs Lipper Large Cap Core Funds Universe. The Lipper Large Cap Core Funds Universe is made up of Funds that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) above Refinitiv Lipper's USDE large-cap floor. Large-cap core funds have more latitude in the companies in which they invest. These funds typically have average characteristics compared with the S&P 500 Index.
*Past performance is not indicative of future results. The investment return and principal value of an investment in the Fund will fluctuate.

❯ SOURCE: ZEPHYR

9

S&P 500 SECTOR PERFORMANCE



Performance

Sector	Total Return
Information Technology	29.7%
Consumer Discretionary	23.9%
Communication Services	11.2%
S&P 500	6.5%
Health Care	5.8%
Consumer Staples	3.5%
Materials	2.2%
Industrials	-5.1%
Real Estate	-5.8%
Utilities	-6.5%
Financials	-19.8%
Energy	-38.6%

Data from 12/31/2019 – 8/21/2020.
Performance data is based on S&P 500 Index and S&P 500 Sector Indexes.

» SOURCE: FACTSET

LARGE CAP GROWTH VS VALUE

» On a rolling 12 month time period, as of 7/31/2020, this is the largest relative outperformance of large cap growth over value in the data set going back to 1978 (as measured by the Russell 1000 Growth Index and the Russell 1000 Value Index.) The second largest outperformance of growth vs value on a rolling 12 month time period was on 2/29/2000.

» Based on quarterly relative returns (growth – value), 2Q 2020 (+13.5%) and 1Q 2020 (+12.6%) ranked 2nd and 4th respectively for quarters with the highest relative outperformance of growth vs value.



Russell 1000 Growth vs Russell 1000 Value

Data as OF 7/31/2020.

» SOURCE: FACTSET

JEQIX PORTFOLIO CHARACTERISTICS

COMMENTARY

» Quality bias is evident in both the higher return profile of portfolio companies (CFROI) and relative overweighting in more highly rated securities (both earnings and balance sheet quality)

» Higher quality historically leads to lower volatility (Beta)

PORTFOLIO CHARACTERISTICS

	PORTFOLIO	S&P 500
BETA	0.93	1.00
YIELD	1.91%	1.77%
FORWARD EV/EBITDA	20.74	21.59
MEDIAN 3 YEAR CFROI	17.66%	13.07%
MARKET CAPITALIZATION (BILLIONS)	$234.41	$494.35
% OF PORTFOLIO HOLDINGS WITH S&P EARNINGS QUALITY OF A- OR HIGHER*	54.1%	34.0%
% OF PORTFOLIO HOLDINGS WITH S&P CREDIT RATING OF A- OR HIGHER*	63.6%	32.6%

Portfolio weights as of 8/21/2020; characteristics as of 8/26/2020 and exclude cash balance. Beta based on last 5 years vs S&P 500.

*Excludes unranked stocks.

**S&P 500 Sector Weights as of 7/31/2020.

RELATIVE SECTOR ALLOCATION



■ S&P 500** ■ Johnson Equity Income Fund

» SOURCE: FACTSET, BLOOMBERG, HOLT



IMPORTANT DISCLOSURES

Disclosure: One of our most responsibilities to client and prospective clients is to communicate in an open and direct manner. Some of our comments in this presentation are based on current management expectations and are considered "forward-looking statements". Actual future results, however, may prove to be different from our expectations. We cannot promise future results. Any performance expectations presented here should not be taken as any guarantee or other assurance as to future results. Our opinions are a reflection of our best judgement at the time this presentation was created, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events or otherwise. The material contained herein is based upon proprietary information and is provided purely for reference and as such is confidential and intended solely for those to whom it was provided by JIC.

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Fund before investing. The prospectus, which contains more complete information about these and other matters, should be read carefully before investing. To obtain a prospectus, please call (513) 661-3100 or visit johnsoninv.com.